Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Access Anytime Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-104906 and No. 333-28217) on Forms S-8 of Access Anytime Bancorp, Inc. and subsidiary of our report dated January 30, 2004, with respect to the consolidated statements of financial condition of Access Anytime Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-KSB of Access Anytime Bancorp, Inc.

KPMG LLP

Albuquerque, New Mexico

February 26, 2004